Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-3698

July 8, 2016

Christina DiAngelo Fettig
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	SEC Questions on Neuberger Berman Registered Funds’ N-CSRs and other filings:
Neuberger Berman Income Funds
Neuberger Berman Alternative Funds
Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman High Yield Strategies Fund Inc.
Neuberger Berman Intermediate Municipal Fund Inc.
Neuberger Berman New York Intermediate Municipal Fund Inc.
Neuberger Berman Real Estate Securities Income Fund Inc.

Dear Ms. Fettig:

This letter is in response to your phone call on September 2, 2015 with Neuberger Berman Investment Advisers LLC (“NBIA”), formerly Neuberger Berman Management LLC,1 personnel, during which you made inquiries on the N-CSR for the period ending October 31, 2014 and various other filings made with respect to each of the above captioned funds, each of which is managed by NBIA (each a “Fund” and collectively, the “Funds”).  Summarized below are the questions and comments from that discussion, along with our responses.

In providing our response, we acknowledge that:  (1) each Fund is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Securities and Exchange Commission (“Commission”) staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) no Fund may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that where changes are being made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient. Rather, changes are being made primarily to accommodate staff requests.

Your questions/comments are reflected in bold, and our answers are beneath.

1 On January 1, 2016, Neuberger Berman Management LLC and Neuberger Berman LLC transferred to Neuberger Berman Fixed Income LLC (“NBFI”) their rights and obligations pertaining to all services they provided to any Fund under any investment management, investment sub-advisory, and/or administration agreement, as applicable (the “Agreements”). Following this transfer, NBFI was renamed Neuberger Berman Investment Advisers LLC.  The consolidation did not result in any change in personnel servicing the Funds, investment processes employed by any Fund, the nature or level of services provided to any Fund, or the fees any Fund pays under its advisory or administration agreements.

1.
Comment:  Please consider whether the benchmark for Neuberger Berman Emerging Markets Debt Fund meets the definition of an appropriate broad based benchmark under Item 27(b)(7)(ii)(A) of the instructions to Form N-1A.

Response:   We believe that the blended benchmark meets this definition.  Management is aware of several fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A.  We believe that these blended indexes are often used across the industry because they reflect the market for the principal investments of these funds better than available non-blended indexes.

Management is not aware of any authoritative guidance from the SEC or the SEC staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A.  We believe, however, that our approach is consistent with the limited authoritative guidance from the SEC and the SEC staff regarding this definition.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative  to the market.”2 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”3 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”4  We respectfully note that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”  This chosen blended index is more relevant for shareholders than any other available non-blended index.

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value

2 Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
3 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).
4 Id.

weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.5 (emphasis added)
Finally, with regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).6
We believe that using a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. The comparison to an appropriate index appears intended to permit investors and potential investors to see how well a fund is accomplishing what it says it will do, and how much relative risk the fund is undertaking in the process.  This requires an index that reflects what the fund says it will do.  As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes with various weightings. As a result, a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index.  In this regard, we believe that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, will provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests. This comparison is consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.
We emphasize that, consistent with the SEC’s guidance that funds should have “a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, we should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index” for the Fund.

2.
Comment:  Please consider whether investments in derivatives should be in the financial report narrative for Neuberger Berman Absolute Return Multi-Manager Fund and Neuberger Berman Emerging Markets Debt Fund.

5 Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).
6 Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Response:  The July 30, 2010, letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Securities and Exchange Commission, to the Investment Company Institute states the following regarding the content of management’s discussion of fund performance (MDFP):

Further, the MDFP should be consistent with operations reflected in the financial statements, and a fund whose performance was materially affected by derivatives should discuss that fact, whether or not derivatives are reflected in the portfolio schedule at the close of the fiscal year.
For each Fund, the effect from derivatives was considered; however, it was not material enough to warrant discussion in the MDFP.
3.	Comment: Please consider adding to the portfolio holdings chart a note indicating that derivatives are not included.

Response:  Management will include a footnote going forward.

4.
Comment:   For Neuberger Berman Flexible Select Fund, Golub Capital BDC was listed in the schedule of investments.  Please confirm that this was included in the Acquired Fund Fees and Expenses (“AFFEs”) line item in the prospectus fee table.

Response:  The Fund’s fee table showed 0.06% of AFFEs.  This was primarily due to its investment in the State Street Institutional Treasury Money Market Fund.  The AFFEs related to the Golub Capital BDC were included in this amount but were not material enough to affect this line item.

5.
Comment:   For floating rate securities listed in the Schedule of Investments, please consider adding a description of the rate terms within the description of the security- e.g. (Libor plus spread, 1.00% floor).

Response:   We reviewed multiple competitor fund disclosures and were not able to identify any funds that include this additional description for floating rate securities.  We also asked various fund service providers whether including such a description is a common practice.  They indicated that they have not seen this additional description for floating rate securities and are not aware of any requirement to disclose this level of information.

Comment:  Referring to PIK bonds and the AICPA Audit Risk Alert - Investment Company Industry Developments 2013/2014 (see excerpt below), the cash and PIK rates of interest should be disclosed.

Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).
Response:   Financial statements dating back to 1/31/15 started disclosing both the current PIK/cash rates as well as the range of allowable PIK rates.

6.	Comment: Please consider adding a line item to the balance sheet for funds with unfunded commitments (Reg. SX 604-15). Some examples of this will be sent to you.

Response:  We currently disclose unfunded commitments in the notes to the financial statements.  Going forward, we will include on the Statement of Assets and Liabilities a line item titled “Commitments and contingencies.”  Based on present conditions, the line item will show no value but will include a reference to the applicable note.   As it relates to Section 18, our current procedures require the full cost of unfunded commitments to be covered.

7.	Comment: For Neuberger Berman Absolute Return Multi-Manager Fund, on page 47 of the annual report, please provide more detail describing the transfer of securities to/from Level 2 and Level 3.
Response:   The accounting standards require disclosure of the reason for a transfer of securities to/from Level 2 and Level 3.  While management believes the current language sufficiently describes the reasons for any such transfers, in the future we will attempt to provide additional detail that may be useful for shareholders, such as a methodology based on a single broker quote.
8.	Comment: For Neuberger Berman Emerging Markets Debt Fund, please add to the notes any accounting policies for accruing foreign capital gain taxes.
Response:   A note will be added going forward.
9.	Comment: For Neuberger Berman MLP Income Fund, please confirm that it is complying with Section 19A requirements.
Response:  Yes. 19a-1 notices are being sent, as appropriate, and the Fund is complying with Section 19A requirements.
10.	Comment: For portfolio turnover rates including/excluding short sales that are disclosed in the financial highlights tables, are the denominators the same?
Response:  No. The denominator for portfolio turnover rates including short sales is the average market value of both long and short securities.  The denominator for portfolio turnover rates excluding short sales is the average market value of only long securities.

While N-1A is very specific regarding the treatment of short sales for the purchase and sales component of the portfolio turnover calculation (numerator) Form N-1A does not reference short sales for the monthly average value of portfolio securities’ component (denominator).  We understand the inclusion of the absolute value of securities sold short in the denominator to be the industry best practice.   We will continue to monitor industry best practices and will consider whether additional disclosure is warranted.
11.
Comment:   For Neuberger Berman Real Estate Income Fund Inc., in the financial highlights, please modify the heading (Ratio of net investment income excluding preferred share distributions) to reflect the current leverage structure.

Response:   We will modify the heading to “Ratio of Net Investment Income (Loss) Excluding AMPS Distribution.”
12.	Comment: Please confirm that if a Fund sells credit protection on credit default swaps, it would segregate the full notional amount.
Response: If a Fund sells credit protection on credit default swaps, it currently intends to segregate assets it believes are sufficient to cover the Fund’s potential exposure under the credit default swap. Specifically, when a Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When a Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the money” based on the current mark-to-market valuation of such swap.  In these instances, NBIA believes the amount that the Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap.  The Funds also reserve the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.
13.
Comment:  For Neuberger Berman New York Municipal Income Fund, please confirm that the Fund complied with Reg S-K Item 304(a)(3), which requires filing with the SEC certain disclosures describing changes in a fund’s certifying accountant, as well as the required letter from the registrant and independent accountants furnished pursuant to Sub-Items 77K and 77L of Form N-SAR.

Response:  After recommendation and approval by the board of trustees of the Fund’s predecessor fund (Empire Builder Tax Free Bond Fund), the prior auditor for the predecessor fund was replaced on March 5, 2013, which was prior to the reorganization of the predecessor fund into the Fund. Therefore, the responsibility for complying with these requirements was that of the predecessor fund.  On April 26, 2013, the predecessor fund filed a form NSAR-A with the appropriate disclosures and the required letter as described above.
14.
Comment:  In the Closed End Funds Financial Leverage Notes, we suggest the following relating to up front offering costs: (a) if any component of offering expenses exceeds 5% of total expenses that should be broken out separately within the statement of operations; and (b) a full breakdown of offering costs be disclosed in the notes.

Response: (a) We agree that if any component of offering expenses were to exceed 5% of total expenses, these would be broken out.  We did not have that scenario in any of our 10/31 financials.
(b)  We do not believe there is a requirement to disclose offering costs in this manner in the notes.
15.	Comment: Under Reg S-X 6-07, Section 3 on Borrowings, please consider disclosing the average amount borrowed, the average interest rate for the period, and the rate of commitment fee paid.
Response: Going forward, we will disclose the average amount borrowed, and the average interest rate per Reg S-X 6-07, Section 3.
16.	Comment: For the Neuberger Berman Absolute Return Multi-Manager shareholder report, please consider amending the note on page 63 to indicate what side of the swap transaction the Fund is on.
Response:   We will include the appropriate disclosures going forward in future annual and semi-annual shareholder reports.
Questions on the prospectuses
1.	Comment: For Neuberger Berman Inflation Managed Fund, if MLPs are a principal investment is there a 25% limit?
Response:   Although listed as a principal investment, the Fund presently has no intention of investing more than 25% of its assets in MLPs.  Concomitantly, there is no requirement to state the limit for such investments, even when the instrument is stated as a principal investment.
Also, the managers are aware that to qualify as a RIC under Internal Revenue Code Section 851(b)(3)(B), the Fund may not own more than 25% “qualified publicly traded partnerships” and  do not intend to exceed this limit.  In accordance with General Instruction C.1.(c) to Form N-1A, we have not disclosed each statutory limit in the prospectus.
2.
Comment:  For Neuberger Berman Absolute Return Multi-Manager Fund and Neuberger Berman Long Short Multi-Manager Fund, Note 3 says certain dividend and interest expenses are recaptured, but Page 76 indicates that there was no repayment.  Please address.

Response:     In August 2014, the treatment of certain interest expenses changed.   As of the next annual report, which was October 31 2014, NBIA did not recoup any expense payments as stated on page 76.  Nevertheless, as of the subsequent prospectus dated 2/28/15, we expected that there would be recoupments on going forward basis, so we disclosed that in the footnotes to the expense table accordingly.

3.
Comment:   Regarding the fee table for Neuberger Berman Global Allocation Fund and Neuberger Berman Long Short Multi-Manager Fund, what is the basis for estimating expenses?  Also, what expenses are excluded from the expense limit?

Response:   In accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A, certain expenses were restated to show the effect of current fees as if they had been in effect for the entirety of the previous year. Specifically, the effect of certain charges related to the Funds’ short sale activity, as realized during a portion of the Funds’ fiscal year ending October 31, 2014, were annualized.  For Global Allocation Fund, the restatement of fees was, in part, related to the change in the Fund’s principal investment strategy that became effective after the Fund’s fiscal year ending October 31, 2014.  The registrants believe the inclusion of current fees, including certain estimated expenses, used in the fee table of each Fund’s prospectus were more representative of the level of expenses that the Funds were expected to incur during the term of the current prospectus.

In response to the second question, the Funds’ Expense Limitation Agreement provides that certain expenses are excluded from the calculation of annual operating expenses for purposes of determining the manager’s obligation to waive and/or reimburse expenses. Specifically, the Funds’ Expense Limitation Agreement provides that the following expenses are to be excluded: interest; taxes; brokerage commissions; acquired fund fees and expenses; dividend and interest expenses relating to short sales; and, extraordinary expenses, if any.  The prospectus fee table line item labeled “Acquired Fund Fees and Expenses” reflects the entire expense associated with a Fund’s investment in underlying investment companies, whether affiliated or unaffiliated.  However, with respect to investments by a Fund in affiliated underlying funds, NBIA waives a portion of the investing Fund’s advisory fee equal to the advisory fee it receives from such affiliated underlying fund on those assets.  Accordingly, while the fee cap does exclude all acquired fund fees and expenses, this advisory fee waiver on investments in affiliated underlying funds will mean that a portion of acquired fund fees and expenses will end being waived by NBIA if a Fund invests in affiliated underlying funds.

4.	Comment: The fidelity bond does not appear to have been filed.

Response:   Under Rule 17g-1, a fidelity bond needs to be filed within 10 days after receipt.  Most insurance policies are not issued immediately.   The most recent fidelity bond filing for the Neuberger Berman Funds was on September 24, 2015.

If you have further questions, you can reach me at rconti@nb.com, or John McGovern, Treasurer of Neuberger Berman Funds, at jmcgovern@nb.com, Corey Issing, General Counsel – Mutual Funds of NBIA, at corey.issing@nb.com, or any of us at number above.

Very Truly Yours,

/s/  Robert Conti

Robert Conti
President